Reply to the Attention of:	Mark Sadler
Direct Line:	775-448-5803
Fax:	775-825-8938
Email:	msadler@tahoeresources.com

July 26, 2016
Via email

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

Attention:	Rufus Decker, Accounting Branch Chief, Office of Beverages, Apparel and Mining

Re:	TAHOE RESOURCES INC. (the "Company")
Form 40-F for Fiscal Year Ended December 31, 2015
Filed March 25, 2016
File No. 001-35531

Dear Mr. Decker:

We write in response to the letter (the "Comment Letter") of June 28, 2016 from the Securities and Exchange Commission (the "Commission" or the "SEC") commenting on the Form 40-F (the "40-F”) for the Year Ended December 31, 2015 filed with the Commission by the Company on March 25, 2016.

Below please find our response to the Comment Letter. The SEC comment is in italics, followed by the Company’s response.

Form 40-F for the Fiscal Year ended December 31, 2015

Exhibit 99.2
Financial Statements
Notes to the Consolidated Financial Statements

3. Significant Accounting Policies
h) Mineral Interests, Plant and Equipment, Depreciation of Mineral Interests, Plant and Equipment Units of Production Basis, page 11

Phone: 775.448.5800 | Fax: 775.825.8938
5310 Kietzke Lane, Suite200 | Reno Nevada 89511 USA

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1. When commercial production has commenced at a mine, but proven and probable reserves have yet to be established, the carrying amounts of your depletable mineral interests are depleted based on the mineable portion of measured and indicated resources. Please revise your disclosures in future filings to clarify the mine(s) and period(s) presented for which this scenario applies. Please also disclose your policy for determining the mineable portion of resources that depletion is based upon and the key steps remaining at the applicable mine(s) to convert these resources to reserves. Please provide us with your proposed disclosures.

Response

At December 31, 2015, proven and probable reserves had been established for all operating mines and therefore there was no depletion based on the mineable portion of measured and indicated resources. This accounting policy was expanded in the financial statements for the three and nine months ended September 30, 2014 in relation to the Company’s Escobal mine, which, did not have proven and probable reserves at that time. Proven and probable reserves were subsequently established for the Escobal mine in the feasibility report issued in November 2014. The policy has been left in place and would still be applicable in the event the Company has a mine where commercial production is reached prior to establishing proven and probable reserves.

We agree that the disclosure should clarify the method of depletion used for each mine and period presented. We propose the following expanded significant accounting policy disclosure to be included in future filings beginning with the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016. This expanded policy also includes an alignment of accounting policies and disclosure related to the acquisition of Lake Shore Gold on April 1, 2016, which did not form part of the Form 40-F filing for the year-ended December 31, 2015:

Upon declaration of commercial production, the carrying amounts of mineral interests are depleted using the unit-of-production method (“UOP”) over the estimated life of mine based on proven and probable mineral reserves and, if appropriate, the portion of mineral resources where it is considered highly probable that those mineral resources will be economically extracted. The Company considers the portion of mineral resources highly probable to be economically extracted (converted to reserves) as being that for which the drill program and interpretation of results are near completion and which are included in the current mine plan. Estimation of the proven and probable mineral reserves and the portion of mineral resources that are considered highly probable to be economically extracted are updated when relative information is available. Changes to these estimates will be prospectively applied to calculate depletion amounts for future periods.

For operations that reach commercial production prior to the determination of proven and probable mineral reserves, depletion is calculated based on the mineable portion of the resource as defined in the life of mine plan.

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For the three months ended June 30, 2016, all of the Company’s operating mines were depleted using the UOP method over the estimated life of mine based on proven and probable reserves and the portion of resources expected to be converted to mineral reserves (depletion at Shahuindo began May 1, 2016, the commencement of commercial production) (three and six months ended June 30, 2015: all operating mines, which included the Escobal and La Arena mines, were depleted using the UOP method over the estimated life of mine based on proven and probable reserves).

In addition to the proposed expanded significant accounting policy disclosure noted above, we are also proposing additional disclosure in the “Critical judgments and estimates in applying accounting policies” section under the heading “Estimated material in the mineral reserves” to include disclosure on the determination of mineral reserves and mineral resources as follows:

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), issued by the Canadian Securities Administrators. The NI 43-101 articulates the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. Management assesses the estimated mineral reserves and mineral resources used in the calculation of depletion at least annually, or whenever facts and circumstances warrant that an assessment should be made. Changes to estimates of mineral reserves and mineral resources and depletable costs, including changes resulting from revisions to the Company's mine plans and changes in metal price forecasts, can result in a change in future depletion rates.

10. Mineral Interests and Plant and Equipment, page 23
2. It appears all three of the cash generating units in your gold segment originated from your acquisition of Rio Alto in April 2015. In addition, all of your goodwill as of December 31, 2015 arose from this acquisition. Please tell us the methodology you used in allocating goodwill to your cash generating units pursuant to paragraph 80 of IAS 36 and the amount allocated to each cash generating unit. In future filings, please also disclose the information required by paragraphs 134 and 135 of IAS 36. Please provide us with your proposed disclosures.

Response

At December 31, 2015, all goodwill relates to the acquisition of Rio Alto Mining Limited (“Rio Alto”) on April 1, 2015. The goodwill was generated solely from the deferred income tax liability created upon acquisition in accordance with IAS 12 paragraph 19. The Company identified three cash generating units (“CGUs”): La Arena Oxides, La Arena Sulfides (the “La Arena Sulfide Project”), and Shahuindo, which, combined, formed the Gold Segment as at and for the year ended December 31, 2015. As a result of the acquisition of Lake Shore Gold on April 1, 2016, the Company now operates multiple gold mines and therefore, effective for the three and six months ended June 30, 2016, there will no longer be a single Gold Segment as previously reported and presented. Segment information will be reported and presented for La Arena, Shahuindo and the Timmins mines with respect to the gold producing properties.

The Company determined that they monitored goodwill at the CGU level and not over a group of CGU’s, and as a result allocated the goodwill to the CGU(s) that would benefit from the potential synergies inherent in the business combination, consistent paragraph 80 of IAS 36. These potential synergies identified by Management included access to additional capital, technical expertise in underground mining and the production of concentrates through floatation, as well as expertise in marketing of copper concentrates. The details of the synergies are as follows:

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The Company determined that the capital necessary to construct the La Arena Sulfide Project would likely exceed the capacity of Rio Alto or Tahoe to raise funds individually. The La Arena Sulfide Project would need capital funding of at least $420 million and require Tahoe’s access to additional capital to fund this project. The La Arena Oxides would gain no benefit from additional capital as all capital requirements for this mine can be funded out of operational cash flows. The Shahuindo project has capital needs as construction was to continue through commercial production (achieved May 1, 2016) and to expand the mine capacity from the current 10,000 tonne per day operation. This capital could have been raised by Rio Alto without the business combination with Tahoe. As such, the access to capital by the combined company only benefits the La Arena Sulfide Project CGU.

The potential synergy of technical expertise in underground mining and the production of concentrates through a floatation process will benefit the La Arena Sulfide Project. The La Arena Oxides and Shahuindo CGU’s are both open pit heap leach operations where this expertise is not required. However, the current options for the mining of the La Arena Sulfide Project include both open pit and underground mining methods, and the expertise of Tahoe is expected to be leveraged to create mine plans which utilize management’s underground mining expertise and then to execute those plans should the project move forward. Additionally, the current plan for the La Arena Sulfide Project requires the ore to be processed into a copper concentrate using grinding and floatation. The technical expertise of the Tahoe management team will benefit the project in this area.

The final potential synergy identified was the expertise of the Company in marketing copper concentrates. The La Arena Sulfide Project CGU is the only CGU acquired that would produce a concentrate as the final product. This concentrate may need to be under contract with smelters prior to production, possibly as part of project financing. The Marketing department of the Company has experience in marketing copper concentrates to smelters and would be valuable for the La Arena Sulfide Project CGU. There was no concentrate marketing expertise on the staff of Rio Alto prior to the business combination with Tahoe.

Having identified the three CGUs acquired as the La Arena Oxides, La Arena Sulfide Project and Shahuindo, the Company determined that the potential synergies on acquisition related to the La Arena Sulfide Project only, and allocated the goodwill amount of $57.5 million to the La Arena Sulfide Project CGU.

We propose the following additional note disclosure in the mineral interests and plant and equipment note of the consolidated financial statements, to be included in future filings beginning with the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016. This expanded policy also includes a preliminary allocation of goodwill related to the acquisition of Lake Shore Gold on April 1, 2016, which did not form part of the Company’s Form 40-F filing for the year-ended December 31, 2015. This updated disclosure, in conjunction with the Company’s existing disclosure, addresses the disclosure requirements of paragraphs 134-136 of IAS 36.

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Goodwill typically arises on the Company’s acquisitions due to: i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; and ii) the recognition of a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed. The carrying amount of goodwill has been allocated to the following cash generating units and is included in the respective operating segment assets:

Goodwill	La Arena Sulfide	Timmins Mines (Pending)	Total
Carrying Value at January 1, 2015	-	-	-
Recognized on acquisition	57,468	-	-
Impairment expense	-	-
Carrying Value at December 31, 2015	57,468	-
Impairment expense	•	-
Recognized on acquisition	-	•	•
Carrying Value at June 30, 2016	•	•	•

3. During 2015, you recorded a $220 million impairment (pre-tax) on mineral interests in two of the three cash generating units in the gold segment. Please tell us in detail the facts and circumstances that resulted in no goodwill or plant and equipment impairments at any of these three cash generating units. Please also explain how you considered the guidance in paragraphs 104 to 108 of IAS 36 in determining how to allocate the impairments recognized at your cash generating units to the appropriate assets.

Response

The impairment loss recognized for the year ended December 31, 2015 related to each of the La Arena Oxides and Shahuindo CGUs, as the recoverable amount of these two CGU’s exceeded their carrying values.

Management considered the guidance in paragraphs 104-108 of IAS 36, in determining how to allocate the amount of the impairment losses recognized at each of the La Arena Oxides and the Shahuindo CGUs to the various assets in the CGU. In particular, Management considered paragraph 105 relating to the allocation of the impairment expense, which states that “in allocating an impairment loss in accordance with paragraph 104, an entity shall not reduce the carrying amount of an asset below the highest of:

a)	Its fair value less costs of disposal (if measurable);
b)	Its value in use (if determinable);and

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c)	Zero

With respect to the plant and equipment at both CGUs, plant and equipment had been recognized at fair value at April1, 2015 as part of the purchase price allocation process upon acquisition of Rio Alto. There had been no change in the use of the assets, their condition, or any other event or circumstance that would indicate an impairment of the plant or equipment and that the fair value had changed significantly since the date of acquisition. Management determined that the carrying value at December 31, 2015 approximated the plant and equipment fair value and that, in accordance with paragraph 105 of IAS 36, the plant and equipment could not be reduced below their fair value less costs of disposal.

As discussed in response to comment #2, all of the goodwill ($57.5 million) recognized in connection with the acquisition of Rio Alto in 2015 was allocated to the La Arena Sulfide Project CGU. The La Arena Sulfide Project, unlike the other CGU’s, is less sensitive to changes in the gold price but sensitive to changes in the copper price. Copper had remained relatively constant as compared to the significant decline in the gold price since the date of acquisition. At December 31, 2015, there was no impairment recognized on the La Arena Sulfide Project CGU and therefore no impairment of the allocated goodwill.

In responding to your comments, we acknowledge the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments respecting any subject in this letter please let us know.

Sincerely,

/s/ Mark Sadler
Vice President and Chief Financial Officer

cc:	Edie Hofmeister, VP and General Counsel